

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

J. C. Butler, Jr.
Chief Executive Officer
NACCO Industries, Inc.
5875 Landerbrook Drive
Suite 220
Cleveland, OH 44124-4069

> **Re: NACCO Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 2, 2022**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2022**
> **Filed August 3, 2022**
> **File No. 001-09172**

Dear Mr. Butler, Jr.:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 2. Properties
2.0 Material Mining Properties, page 33

1. Please locate your property within one mile using an easily recognizable coordinate system and provide maps for your material properties as required by Item 1304(b)(1)(i) of Regulation S-K.

3.0 Mineral Resources and Reserves, page 35

2. We note your Falkirk and Coyote Creek mines report resources inclusive of reserves. Please revise to present your resources exclusive of reserves and provide clear disclosure

that your resources are reported exclusive of reserves in your filing. See Item 1304(d)(2) of Regulation S-K.

3.   Please disclose the price used to estimate your resources and reserves as required by Item 1304(d) footnote 1 to Table 1 and 2 of Paragraph (d)(1) of Regulation S-K.

4.   Please revise to compare your current resource and reserve estimates to your previous estimates. See Item 1304(e) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules
Exhibit 96.1
Drilling Type and Extent, page 43

5.   The drill hole location map for the Freedom Mine found on Figure 7.1 in the Supplemental Figures Attachment is not legible. Please revise. See Item 601(b)(96)(iii)(b)(3)(i) of Regulation S-K.

Exhibit 96.3
Capital Costs, page 87

6.   We note the life of mine capital costs do not compare to the amounts at Table 18.3. Please explain or revise accordingly.

Exhibits 96.1, 96.2, 96.3, & 96.4
Property Description, page ES-1

7.   Please locate your property within one mile using an easily recognizable coordinate system as required by Item 601(b)(96)(iii)(B)(3)(i) of Regulation S-K.

Exhibits 96.1, 96.2, 96.3, & 96.4
Mineral Resource Estimates, page ES-2

8.   We note your Falkirk and Coyote Creek mines report resources inclusive of reserves. Please revise to present your resources exclusive of reserves and provide clear disclosure that your resources are reported exclusive of reserves in your filing. See Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.

Exhibits 96.1, 96.2, 96.3, & 96.4
Mining Methods, page ES-3

9.   Please provide a life of mine production schedule that supports your economic analysis. See Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

Exhibits 96.1, 96.2, 96.3, & 96.4
Market Studies, page ES-4

10.   Please provide a summary of the major terms of your coal contracts. See Item

       601(b)(96)(iii)(B)(16) of Regulation S-K.

Exhibits 96.1, 96.2, 96.3, & 96.4
Economic Analysis, page ES-5

11.   Please provide annual numerical values for your annual cash flow, including your annual production, salable product quantities, revenues, major cost centers, taxes and royalties, capital, and final reclamation and closure costs. See Item 601(b)(96)(iii)(b)(19) of Regulation S-K. Please provide supplementally a functioning excel file of your cash flow analysis.

Form 10-Q for the Fiscal Quarter Ended June 30, 2022

Part 1. Financial Information
Item 1. Financial Statements
Unaudited Condensed Consolidated Statements of Operations, page 2

12.   We note that the company recognized a gain of $30.9 million within the Unaudited Condensed Consolidated Statements of Operations during the second quarter of 2022 as Great River Energy ("GRE") paid The North American Coal Corporation $14.0 million in cash, as well as transferred ownership of an office building with an estimated fair value of $4.1 million, and conveyed membership units in a privately-held company involved in the ethanol industry with an estimated fair value of $12.8 million, as agreed to under the termination and release of claims agreement between The Falkirk Mining Company and GRE. In this regard, $14.0 million was recorded as Operating Profit and $16.9 million was recorded as Other Income. Tell us how you determined which gains were operating versus non-operating, citing the relevant accounting literature.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Myra Moosariparambil at (202) 551-3796 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the mining related matters.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation